Exhibit 99.2

NICE Introduces Next Generation of Desktop Activity Monitoring for
Improved Scalability and Performance, Including in the Cloud

The NICE Solution supports large-scale operations managing data input from a greater number of agent desktops

Ra’anana, Israel, May 7, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is enabling its Real-Time offering in the cloud, with NICE Real-Time Activity Monitoring (RTAM) being the first solution to migrate to this platform. The cloud-based solution will support improved scalability and performance across contact center and back office operations, and will enable organizations to streamline IT processes, lowering costs and simplifying installment.

The latest version of RTAM also supports data input from a much larger number of agent desktops. The new infrastructure will help large-scale operations boost customer service.

NICE RTAM helps identify time-saving opportunities by uncovering process bottlenecks and inefficiencies in agent desktop activities. With these insights, certain processes can be automated to reduce handle time and eliminate mistakes, and managers can also identify top performing employees and replicate their actions as team best practices.

The new release of NICE RTAM is part of a broad set of enhanced capabilities for NICE’s real-time suite of solutions. This includes:
•	Enhanced security and user authentication across the platform
•	Improved monitoring and alarming for NICE Robotic Automation
•	Better connectivity using a new Chrome connector for the latest API
•	Out-of-the-box callout templates for quicker time to value

Miki Migdal, President, NICE Enterprise Product Group
“We expect that our cloud-based RTAM offering will meet the growing market demand for SaaS and hosted technologies. NICE is committed to delivering best-in-class solutions and services, while giving our customers a range of deployment options that improve flexibility, scalability, and cost-effectiveness. With the current set of enhancements to our real-time suite of solutions, organizations will be in a better position to create the perfect experience for their customers by optimizing all of the processes that take place in the ‘background’ of every interaction and ensuring that employees are engaged and ready for every interaction.”

NICE executives will demonstrate the Real-Time Activity Monitoring solution at Interactions 2015, June 1-4, in San Antonio, Texas. For more information on the conference, please visit www.nice.com/interactions

Additional Resources:
More about RTAM: https://www.youtube.com/watch?v=jABO077PofI
Customer success story: https://www.youtube.com/watch?v=RWPtktEqvqc

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.